Exhibit

Letter from Independent Certified Public Accountants

Mr. Graham Andrews
Chief Executive Officer
AbsoluteFuture.com

10900 N.E. 8th Street, Suite 1414
Bellevue, Washington 98004


Dear Graham,

We are in the process of attempting to complete the audit of the 1999 financial statements of AbsoluteFuture.com and have encountered a difficulty in being able to finish our work in time for your filing deadline of March 30, 2000. At the present time we are unable to obtain all of the pre-acquisiition accounting records we require from Internet Interview, Inc. related to AbsoluteFuture's asset acquisition from them in August 1999. The acquisition was material to AbsoluteFuture's financial statements. We believe that the necessary records can be obtained in the next week which will enable us to complete our audit no later than April 13,2000.

Very truly yours,


 /s/ KPMG LLP

Seattle, Washington
March 29, 2000